UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

XP Inc.
(Name of Issuer)
Class A Common Shares, par value $0.00001 per share
(Title of Class of Securities)
G98239 109
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☒    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G98239 109	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Itaú Unibanco Holding S.A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 254,114,320
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 254,114,320
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,114,320(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.0%(2)(3)
12	TYPE OF REPORTING PERSON HC

CUSIP Number: G98239 109	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON ITB Holding Brasil Participações Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 254,114,320
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 254,114,320
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 254,114,320(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 62.0%(2)(3)
12	TYPE OF REPORTING PERSON CO

CUSIP Number: G98239 109	Page 4 of 9 Pages

(1)	Consists of 198,215,329 Class A common shares and 55,898,991 Class B common shares held of record by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 354,181,346 Class A common shares outstanding as of December 31, 2019, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

CUSIP Number: G98239 109	Page 5 of 9 Pages

ITEM 1.	(a)	Name of Issuer: XP Inc. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices:

Av. Chedid Jafet, 75, Torre Sul, 30th floor

Vila Olímpia, São Paulo, Brazil

ITEM 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed by Itaú Unibanco Holding S.A and ITB Holding Brasil Participações Ltda. (collectively, the “Reporting Persons”). Itaú Unibanco Holding S.A. directly or indirectly, through its wholly-owned subsidiary, Itaú Unibanco S.A., holds all of the membership interests of ITB Holding Brasil Participações Ltda. and Itaú Unibanco Holding S.A is the controlling shareholder of ITB Holding Brasil Participações Ltda. Itaú Unibanco Holding S.A. is controlled by IUPAR – Itaú Unibanco Participações S.A., a holding company organized under the laws of Brazil (“IUPAR”). IUPAR is jointly controlled by (i) Itaúsa – Investimentos Itaú S.A. (“Itaúsa”), a holding company organized under the laws of Brazil, and (ii) Companhia E. Johnston de Participações (“E. Johnston” and, together with IUPAR and Itaúsa, the “Controlling Shareholders”), a holding company organized under the laws of Brazil. Each of the Controlling Shareholders is in the business of investing in securities.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Itaú Unibanco Holding S.A is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Olavo Setubal, piso Itaú Unibanco, Parque Jabaquara, 04344-902, São Paulo, Brazil.

The principal office and business address of ITB Holding Brasil Participações Ltda. is Praça Alfredo Egydio de Souza Aranha, No. 100, Torre Conceição, 7th floor, Parque Jabaquara, 04344-902, São Paulo, Brazil.

(c)	Citizenship or Place of Organization: Brazil (for both Reporting Persons).
(d)	Title of Class of Securities: Class A common shares, par value $0.00001 per share.
(e)	CUSIP Number: G98239 109
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 354,181,346 Class A common shares outstanding.

The information set forth below applies to each Reporting Person as of December 31, 2019.

(a)	Amount beneficially owned: 254,114,320[1].
(b)	Percent of class: 62.0%[2,3].
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 254,114,320
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 254,114,320

CUSIP Number: G98239 109	Page 6 of 9 Pages

(1)	Consists of 198,215,329 Class A common shares and 55,898,991 Class B common shares held of record by ITB Holding Brasil Participações Ltda. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class A common shares and Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 354,181,346 Class A common shares outstanding as of December 31, 2019, as reported by the Issuer to the Reporting Persons, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Persons. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Persons.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

Pursuant to a Shareholders’ Agreement, dated as of November 29, 2019 (the “Shareholders’ Agreement”), among XP Controle Participações S.A. (“XP Controle”), General Atlantic (XP) Bermuda, L.P. (“GA XP”) and ITB Brasil Participações LTDA. (“Itaú”), and certain intervening consenting parties, Itaú has agreed to certain arrangements with respect to its shares, including certain restrictions relating to the transfer of its shares, certain consent rights over actions by the Issuer and to vote to elect certain individuals nominated by each of GA XP, XP Controle and Itaú to the Issuer’s board of directors in accordance with the terms of the Shareholders’ Agreement. By virtue of the Shareholders’ Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G, XP Controle, GA XP and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 456,870,435 Class A common shares, or 82.8% of the Class A common shares calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any Class A common shares that they may be deemed to beneficially own solely by reason of the Shareholders’ Agreement. XP Controle and GA XP are separately making Schedule 13G filings, reporting their beneficial ownership of Class A common shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

See Item 2 above.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4 above.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

CUSIP Number: G98239 109	Page 7 of 9 Pages

INDEX TO EXHIBITS

Exhibit A:  Joint Filing Agreement dated February 14, 2020, among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

ITAÚ UNIBANCO HOLDING S.A.

By:	/s/ Alexsandro Broedel Lopes
	Name:	Alexsandro Broedel Lopes
	Title:	Executive Officer

ITB HOLDING BRASIL PARTICPAÇÕES LTDA.

By:	/s/ Alexsandro Broedel Lopes
	Name:	Alexsandro Broedel Lopes
	Title:	Officer